

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

      Re: Comcast Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          File No. 001-32871

Dear Mr. Roberts:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology